RECEIVED smiths

2007 APR 18 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

12 April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

07022655

Your ref : 82-34872

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

24 MARCH TO 12 APRIL 2007

325	02/04/2007 : 09:55:00	Smiths Group PLC - Total Voting Rights
326	02/04/2007 : 17:00:00	Smiths Group PLC - Director/PDMR shareholding
327	02/04/2007 : 17:22:00	Smiths Group PLC - Directorate Change
328	11/04/2007 : 11:48:00	Smiths Group PLC - Doc re. Interim Report

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	09:55 02-Apr-07
Number	1975U

2 APRIL 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 573,546,452

As at 31 March 2007 the issued share capital of Smiths Group plc comprised 573,546,452 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 573,546,452, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:00 02-Apr-07
Number	2644U

2 APRIL 2007

SMITHS GROUP PLC

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (ii)
3. Name of *person discharging managerial responsibilities/director*:
   MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE

8 State the nature of the transaction:
   TRANSFER OF 144,730 SHARES TO A FAMILY TRUST

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 MARCH 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    601,098 SHARES – 0.10% (NOTE: TOTAL HOLDING IS UNCHANGED)
16. Date issuer informed of transaction 30 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 2 APRIL 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (ii)
3. Name of *person discharging managerial responsibilities/director.*
   MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 18,685 SHARES TO SPOUSE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 MARCH 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    169,236 SHARES – 0.03% (NOTE: TOTAL HOLDING IS UNCHANGED)
16. Date issuer informed of transaction 30 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 2 APRIL 2007

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	17:22 02-Apr-07
Number	2704U

smiths

2 APRIL 2007

SMITHS GROUP PLC

DIRECTORATE CHANGE

LISTING RULE 9.6.11 R

Sir Nigel Broomfield resigned as a non-executive director of the Company on 31 March 2007 having attained the age of 70.

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Interim Report
Released	11:48 11-Apr-07
Number	6782U

11 APRIL 2007

SMITHS GROUP PLC

INTERIM REPORT AND ACCOUNTS 2007

LISTING RULES LR 9.6.1 R AND LR 9.6.3 R

The Company has forwarded to the Document Viewing Facility of the UK Listing Authority two copies of the Company's Interim report and accounts 2007.

The above-mentioned copies will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

The Interim report and accounts 2007 may be viewed online by visiting www.smiths.com; printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

24 MARCH TO 12 APRIL 2007

Form 288b (Resignation of a director)

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

DATACARE

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 3	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): NIGEL HUGH ROBERT ALLEN

Surname: BROOMFIELD

	Day	Month	Year
†Date of Birth	1 9	0 3	1 9 3 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2/4/07.

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form May 2004

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	446	402	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645p	554p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Simon Edward Ford, Address 3a Ash Close, Charlton Kings, Cheltenham, Glos. Postcode GL53 8PW.	Class of shares allotted Ordinary	Number alloted 848
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **848**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 28/3/07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 APR 18 A 9:45

Return of Allotment of Shares

CHFPO83

Company Number 137013 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,000	7,500	10,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	774p	806p	901p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 29,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **29,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 12/04/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/SP/E15558	Tel: 01903 833874
DX number	DX exchange

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

21 FEBRUARY TO 12 APRIL 2007

Interim Report and Accounts 2007	Listing Rule LR 9.6.1

smiths

bringing technology to life

Making the world safer, healthier and more productive







Smiths Group plc

Interim report and accounts 2007

Contents

Financial performance

Highlights of the period

- Growth in continuing activities
  - Headline earnings per share and operating profit up by 7%
  - Margins improved in all three businesses
  - Growth achieved despite significant currency impact
  - Cash conversion from profit at 84%, after capex
  - Interim dividend increased by 6.6%
- Announcements of 15 January
  - Sale of Smiths Aerospace agreed with GE for US$4.8bn, including TMS unit
  - Intention to return £2.1bn to shareholders, with an equivalent share consolidation
  - Letter of Intent to form Smiths GE Detection, in which Smiths will hold a 64% share
- Good progress on transactions
  - Shareholder approval secured for Aerospace sale
  - Regulatory approval process underway
  - Good progress towards reaching definitive agreement on Detection JV

Following the decision to sell Smiths Aerospace, these results distinguish between continuing and discontinued activities and, to assist comparison with the prior period, the results for the comparative periods have been represented on a consistent basis.

Interim results 2007

	2007		2006	
£m	Headline*	Statutory	Headline*	Statutory
Continuing activities				
– sales	1,021		1,007	
– operating profit	148	149	139	136
– pre-tax profit	134	136	125	124
– basic EPS (p)	17.4p	18.6p	16.3p	16.5p
EPS from discontinued activities (p)		7.6p		7.1p
Interim dividend (pps)	10.5p		9.85p	

*In addition to statutory reporting, Smiths Group reports its continuing operations on a headline basis, which shows underlying performance. Headline profit is before exceptional items (incl. impairment of assets), amortisation of acquired intangible assets, profit/loss on disposal and financing gains/losses from currency hedging.

Interim report to shareholders

"This is a strong start to the year for Smiths, with the continuing businesses performing well despite the currency headwind. Additionally, we have made good progress on completing the sale of Aerospace and establishing the new Smiths GE Detection business. The outlook for the current financial year and beyond remains encouraging and is in line with management expectations."

Keith Butler-Wheelhouse
Chief Executive

Summary

In the first six months of the 2007 financial year, Smiths recorded a 7% increase in the headline earnings per share of its continuing activities, from which the aerospace businesses being sold to General Electric Company (GE) have been excluded. On the same basis, operating profit also increased by 7%, and the net margin improved from 13.8% to 14.5%, with margins in all three continuing businesses moving ahead. This performance was achieved despite the significant impact of a weaker dollar on translation of US earnings into sterling. On a statutory basis, earnings per share of the continuing activities were 18.6p. The operating cash-flow, after capex, was at 84% of operating profit. The Board has declared an interim dividend of 10.5p, an increase of 6.6%. In January, the Company announced it would sell Smiths Aerospace to GE for US$4.8bn and would return £2.1bn to shareholders, together with a share consolidation. It also announced the intention to take a 64% stake in a joint venture which would combine Smiths Detection with GE's Homeland Protection business.

Sales

In the first six months of 2007, sales from continuing activities were £1,021m, compared with £1,007m on the same basis for the first half of 2006. Reported sales growth was held back by a 15 cent weakening of the dollar between the two periods, which had an impact on US sales translated into sterling. On an underlying* basis, sales in the period improved by 7%. Sales by Detection and Specialty Engineering were ahead of management expectations, with Medical slightly behind.

Headline profit

Headline operating profit from continuing activities increased by 7% to £148m (H1 2006: £139m). This was after the significant currency translation impact already mentioned, and on an underlying basis, the growth rate was 14%. The net operating margin on sales improved from 13.8% to 14.5%.

The net interest charge for the period was £30m (£26m), partially offset by a pensions financing gain of £16m (£12m), which reflected the strong funding position of the Company's retirement benefit schemes.

*Underlying performance excludes the year-on-year impact of currency translation, acquisitions and disposals.

Headline pre-tax profit increased by 8% to £134m (£125m) and headline earnings per share by 7% to 17.4p (16.3p). The Company's effective tax rate for this period was unchanged at 26%. The Board has declared an interim dividend of 10.5p, an increase of 6.6%. It will be paid on 27 April to shareholders registered at the close of business on 30 March. The ex-dividend date is 28 March.

Statutory reporting

On a statutory basis, operating profit on the continuing activities was £149m (£136m) and earnings per share were 18.6p (16.5p). The Company recorded amortisation of acquired intangible assets of £7m (£6m), profit on disposal of businesses of £14m (£7m), acquisition integration costs for Medex of £5m (£3m), income from commuted insurance policies of £43m (nil) and a provision for legal fees of £44m (nil) (see below) and financing gains of £1m (£2m). In total, these items amounted to a £2m contribution to profit on the continuing activities. Including the discontinued activities, statutory earnings per share were 26.2p (23.6p).

Legal matters

Following the commutation of the insurance policies referred to above, the legal costs of resisting claims against John Crane Inc (JCI) will fall initially on that company. Consequently, a provision has been established to meet these costs which equates to approximately four years' expected expenditure. Substantial insurance cover remains in place (see also notes 12 and 15 of the Accounts).

Cash and debt

The Company generated a strong headline operating cash-flow on its continuing activities in the first half of 2007. At £124m, it represents an 84% conversion ratio from headline operating profit after capital expenditure on property, plant, and equipment, and development costs. Free cash-flow, after interest and tax, was £85m. Net acquisition and disposal expenditure in the period was £9m, and the payment of the 2006 final dividend cost £122m. Net debt for the total Group, at the end of the period, was £938m.

Investment for growth:
Acquisitions and disposals

In addition to the announcements about the sale of the aerospace businesses and about the new detection business, Smiths has made a number of smaller acquisitions and disposals which will help refine the business mix of its continuing activities. In August, John Crane's bearing lubrication business in Finland was sold for £15m. In the same month, Comet, an Italian manufacturer of pressure sealing systems, was acquired for £3m. In December, Tecnicas Medicas, the Spanish distributor of Smiths Medical products, was acquired for £12m. On 21 March, Smiths announced the acquisition of CDI Energy Services for £19m. CDI is a US business providing services to the oil and gas industry which will complement the John Crane Performance Plus logistics management programme. It has a strong position in the upstream sector through the equipment and support it supplies for oil and gas production.

Research and development

Investment in technologies to enhance Smiths competitive position by helping customers succeed is an essential part of the Company's Full Potential programme. Company-funded R&D in this period was £34m, representing an average across the three divisions of 3% of sales, with Medical and Detection above that level and Specialty Engineering below it. Of the total, £26m was charged against profit and the balance capitalised. The Company is currently carrying £33m of capitalised development costs relating to the continuing activities, which are being amortised over timescales of typically three to five years.

Productivity

The Company made further efficiency gains in this period, with higher input costs, including raw materials and payroll costs, more than offset by restructuring, pricing and the benefits of establishing production by a growing number of Smiths businesses in low-cost countries, including Mexico, India and China. Average employment in the continuing activities was 22,000 (21,000) during the half-year. North America (US, Canada, Mexico) remains the Company's largest market, accounting for 52% of sales by origin and 69% of headline operating profit.

The outlook for Smiths in the detection sector is positive...

Smiths Detection

£m	2007	2006
Sales	182	171
Headline operating profit	27	24

Smiths Detection sales increased by 6% and headline operating profit by 16%, driving margins from 13.7% to 15.0%. The growth was even more marked on an underlying basis, with sales 10% and profit 22% ahead.

There was strong growth in deliveries of airport security equipment in Europe, the Middle and Far East, including X-ray and trace detection systems for Dubai, Singapore and Shanghai airports. Now, more than five years after the events of 9/11, many units installed as a consequence are approaching the point where they need replacing with more advanced technology. In the US itself however, the Transportation Security Administration (TSA) deferred some purchases in this period while it assessed how to implement new systems more effectively. At the same time, a maintenance agreement for Smiths to provide in-service support for its equipment now out of warranty was renewed.

The Ports & Borders business also grew strongly, and will continue to increase its proportion of Detection sales. Border protection has become a major focus for governments around the world, both to prevent terrorism and to collect taxes on imports. The US authorities have taken delivery of the first batch of mobile HGV systems, but still only 5 to 8% of containers arriving by sea are being scanned. The government has stepped up its Container Security Initiative in which inspection is carried out at the port of origin. This initiative now covers 70 locations, and has encouraged the governments in those countries to buy additional X-ray systems for their own inspection purposes.

In October, the US Department of Homeland Security awarded Smiths a contract to develop portable radiation detectors for border patrols, customs and coastguards, with potential sales of US$222m. Russia is among the countries taking a lead in container screening, and has already begun installation of Smiths scanners in major ports on the eastern seaboard. The Smiths plant in St Petersburg is now fully operational, with a range of products certified as made in-country.

Military business was lower in this period compared to a year ago, when there were substantial deliveries under the ACADA programme in the US. The next major programme for protecting defence forces against chemical agent threats, JCAD, is expected to commence initial low-rate production at the end of 2007. On 21 March, Smiths announced it had been awarded three contracts by the US Air Force and Department of Defense with a total value of US$38m. The largest was a follow-on order for 4,100 Improved Chemical Agent Monitor (ICAM) hand-held units to protect US military forces against nerve and blister agent attacks. Sales of military equipment to other countries included biological protection systems for Japan and lightweight chemical detectors for the Norwegian armed forces. Contract negotiation for future military business is particularly active at present.

Demand is strong for equipment used in the protection of federal buildings in the US, and for first responder equipment employed by civil authorities in many countries.

Smiths Detection is investing to increase capacity, in particular expanding its plants in the US ahead of production for which orders have already been received. Company-funded R&D is currently in the range of 5 to 6% of sales, and the products are being continually upgraded to provide greater levels of threat detection, working closely with customers to meet their most demanding requirements.

In January, Smiths announced that it had agreed with GE to combine Smiths Detection and GE's Homeland Protection business. Smiths will own 64% of the enlarged business, to be called Smiths GE Detection, and will consolidate its performance as a subsidiary, with GE holding the balancing minority interest. Smiths will nominate four of the six directors, including the Chairman and President, while GE will nominate the other two.

Good progress has been made towards reaching a definitive agreement with GE on the terms on which the new enterprise will be established.

The combination of the two businesses will create a strong competitor in the Detection sector. It will have a comprehensive range of products, in particular the complete suite of equipment needed for checked baggage inspection at airports, including the Computed Tomography units required by the TSA. The combined technical resources of Smiths and GE will be available to the business, including GE's know-how in medical imaging.

...and for medical is for further progress in generally postive market conditions.

The outlook for Smiths in the detection sector is positive. Smiths Detection will continue to perform well in the remainder of the year and, beyond that, the proposed new business is well-positioned to be among the industry leaders.

Smiths Medical

£m	2007	2006
Sales	**347**	355
Headline operating profit	**60**	59

Smiths Medical sales were slightly lower than a year ago and profit was slightly ahead, both considerably impacted by currency translation. The margin on sales improved from 16.7% to 17.4% and, on an underlying basis, sales grew by 3% and profit by 9%.

The modest underlying sales growth reflected a number of factors particular to this reporting period: there were production constraints while manufacture of critical devices was consolidated from Hythe in the UK and Kirchseeon in Germany into other Smiths Medical facilities; and there were capacity limitations on the automated production lines making safety catheters in the US.

By contrast, the strong underlying profit growth benefited from: the ongoing plant rationalisation programme and the continued move to low-cost manufacturing countries; the incremental gain from the continued integration of Medex; and tight control of costs as volume increased.

In the US, Smiths Medical is benefiting from the move towards treatment of illnesses in their chronic, rather than acute stages. A number of airway management products and ambulatory pumps already address this trend and it is becoming a focus for critical care products. While the advantages of using safety devices are well understood in the US healthcare system, there is now also greater recognition of the contribution they make to improving healthcare employees' safety and productivity. Group purchasing organisations are important customers and, in this period, a number of sizeable agreements were reached for a wide range of products, including those with Premier, Novation and Broadlane.

Internationally, Smiths Medical is performing strongly. It has acquired distributors in many of its key territories, most recently in Spain, and this provides effective routes to market when countries adopt clinical best practices, many of which, like the use of safety devices, have originated in America. The Japanese business is one of the few not showing real growth, held back by pricing pressure from the government reimbursement programme.

Recent new product introductions which helped to drive growth include a revised range of epidural catheter fixation devices, in vitro fertilisation devices, as well as consumables and software upgrades for insulin delivery pumps. Development continues of next-generation ambulatory pumps, featuring error detection software and data connectivity to hospital IT systems.

The industry in which Smiths Medical participates remains relatively unconsolidated, with opportunities to add adjacent product lines.

The outlook for Medical is for further progress in generally positive market conditions.

Specialty Engineering

£m	2007	2006
Sales	**492**	481
– of which, John Crane	**252**	245
Headline operating profit	**61**	56
– of which, John Crane	**31**	27

Sales in Specialty Engineering improved by 2% and profit by 9%, raising the margin from 11.6% to 12.3%. On an underlying basis, sales improved by 8% and profit by 16%.

The largest business, John Crane, increased its underlying profit by 27%, benefiting from strong demand for its products and services, particularly in the oil, gas and petrochemical sector. At this stage of the capital investment cycle, the growth is in the sale of original equipment for new production facilities. While margins are satisfactory, the subsequent aftermarket opportunities which result from these new installations are highly attractive. Among the projects John Crane has been involved with during this period are new ethylene cracker plants in China, gas extraction and processing in the UAE, ethane cracker and petrochemical plants in Saudi Arabia, lube oil plants in Taiwan and ethanol production for biofuels in the US.

Across its range of activities, Specialty Engineering is experiencing well-above GDP growth.

As it approaches production constraints, and with no sign of demand reducing, John Crane has been adding capacity in low-cost manufacturing locations, particularly in India and China, while succeeding in keeping fixed costs under tight control. Locating in these countries has led to the generation of incremental sales from local customers. Raw material prices, particularly for stainless steel and tungsten carbide, have been rising, but John Crane has passed the majority of these through.

In the aftermarket, John Crane is well placed around the world to respond quickly to operators' urgent demands for maintenance and repair. Local service centres with test rigs in Brazil, China, Dubai, India, Norway, Singapore, the UK and US have significantly reduced downtime for customers who previously had to wait while seals were shipped over long distances for repair.

The Interconnect business is also seeing strong growth. Its military business has benefited from increased spending on network-centric systems to provide effective battlefield communications, where Interconnect provides a range of microwave components which are developed specifically for each project. Smiths equipment is vital to the operation of the Eurofighter Typhoon, for example, generating healthy sales in this period. TMS, being sold to GE, is a discrete unit, the departure of which will not affect the performance of the remaining Interconnect business.

Of equal importance to Interconnect are the commercial networks providing wireless communications to the consumer market. This sector is growing strongly, driven by the demand for increased capacity on the existing networks and for new infrastructure in the developing world.

Other applications for Interconnect products include medical equipment such as MRI scanners and railway signalling systems, both of which are seeing good growth at present.

Flex-Tek is the Smiths company supplying ducting and hosing for construction and consumer products. Around 50% of sales relate to house-building in the US, a market currently experiencing a downturn. At the same time, the business is experiencing raw material price increases which are proving difficult to pass on to customers. Sales not related to construction remain robust. Already a very lean enterprise, Flex-Tek is working hard to reduce overhead costs, and continues to be highly cash-generative.

Across its range of activities, Specialty Engineering is experiencing well-above GDP growth in John Crane and Interconnect, forming the major proportion of its activities, and this is enabling the division to achieve a strong performance, with margins continuing to improve.

Changes to the Board

Stuart Chambers joined as a non-executive director in November. He is the Chief Executive of Pilkington Group Ltd and a main Board member of its parent company, Nippon Sheet Glass. Sir Nigel Broomfield, also non-executive, will retire at the end of March. He was appointed in December 2000, and has made a valuable contribution to the Board's deliberations. The Company is pleased to announce that he will remain an advisor to the Detection business.

Prospects

Looking ahead, Smiths is now focused on technology leadership and competitive market positions in sectors with attractive long-term prospects. In its new shape, the Company will have higher margins, better cash performance, an improved capital structure, resources for further development and a progressive dividend policy. The outlook for the current financial year and beyond remains encouraging and is in line with management expectations.

Independent review report to Smiths Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 3 February 2007 which comprises the consolidated income statement, the statement of recognised income and expense, the consolidated balance sheet, the consolidated cash-flow statement, the comparative figures and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 3 February 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
London
21 March 2007

Notes

(a) The maintenance and integrity of the Smiths Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Consolidated income statement (unaudited)

	Note	Period ended 3 February 2007 £m	Period ended 31 January 2006 (restated) £m	Period ended 5 August 2006 £m
Continuing operations				
Revenue	2	**1,021.2**	1,007.1	2,180.3
Cost of sales		**(544.0)**	(532.4)	(1,165.2)
Gross profit		**477.2**	474.7	1,015.1
Sales and distribution costs		**(155.7)**	(146.9)	(316.9)
Administrative expenses				
– normal activities		**(186.6)**	(198.0)	(399.2)
– impairment of financial asset				(325.0)
Profit on disposal of businesses		**14.5**	6.5	18.2
Operating profit/(loss)	2	**149.4**	136.3	(7.8)
Interest receivable		**3.3**	2.5	4.2
Interest payable		**(32.8)**	(29.0)	(57.3)
Other financing gains/(losses)		**1.1**	1.9	(0.5)
Other finance income – retirement benefits		**16.0**	12.4	25.2
Net finance costs		**(12.4)**	(12.2)	(28.4)
Share of post-tax (loss)/profit of associates		**(0.7)**	0.1	(1.1)
Profit/(loss) before taxation		**136.3**	124.2	(37.3)
Comprising				
– headline profit before taxation	3	**134.0**	124.6	315.8
– exceptional operating items	4	**8.1**	3.8	(12.8)
– amortisation of acquired intangible assets		**(7.0)**	(6.1)	(13.0)
– financing gains/(losses)		**1.2**	1.9	(2.3)
– impairment of financial asset				(325.0)
		136.3	124.2	(37.3)
Taxation on continuing operations		**(30.4)**	(31.3)	(65.4)
Profit/(loss) after taxation – continuing operations		**105.9**	92.9	(102.7)
Profit after taxation – discontinuing operations	8	**43.1**	40.6	126.9
Profit for the period		**149.0**	133.5	24.2
Profit for the period attributable to equity shareholders of the Parent Company		**149.0**	133.5	24.2
Earnings per share	5			
– basic		**26.2p**	23.6p	4.3p
– basic – continuing operations		**18.6p**	16.5p	(18.2)p
– diluted		**26.1p**	23.5p	4.2p
– diluted – continuing operations		**18.5p**	16.4p	(18.0)p
Dividends per share (declared)				
– interim		**10.5p**	9.85p	9.85p
– final				21.50p
		10.5p	9.85p	31.35p

Consolidated statement of recognised income and expense (unaudited)

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Exchange loss	**(51.1)**	(1.7)	(113.1)
Taxation recognised on exchange losses – deferred			(7.4)
Taxation recognised on share-based payment	**2.7**	0.5	(2.6)
Actuarial gains/(losses) on retirement benefit schemes	**17.5**	(73.4)	94.5
Taxation recognised on actuarial losses – deferred	**(5.8)**	22.0	(24.0)
Fair value gains/(losses)			
– on cash-flow hedges	**7.2**	2.6	12.7
– on net investment hedges	**13.4**	(0.1)	17.1
Net cost recognised directly in equity	**(16.1)**	(50.1)	(22.8)
Profit for the period	**149.0**	133.5	24.2
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**132.9**	83.4	1.4

Consolidated balance sheet (unaudited)

	Note	3 February 2007 £m	31 January 2006 (restated) £m	5 August 2006 £m
Non-current assets				
Intangible assets	9	**1,018.9**	1,578.4	1,530.6
Property, plant and equipment		**289.2**	504.5	497.8
Investment accounted for using the equity method		**12.8**	13.7	14.0
Financial assets – other investments	10	**0.7**	328.6	0.8
Retirement benefit assets		**179.2**	106.6	183.7
Deferred tax assets		**94.8**	251.2	92.3
Trade and other receivables		**10.1**	17.8	16.8
Financial derivatives		**0.1**	1.7	6.2
		1,605.8	2,802.5	2,342.2
Current assets				
Inventories		**319.8**	600.4	558.4
Trade and other receivables		**465.4**	645.2	724.4
Financial derivatives		**16.4**	7.5	26.1
Cash and cash equivalents	11	**274.1**	359.9	120.6
		1,075.7	1,613.0	1,429.5
Assets classified as held for sale and included in disposal groups	8	**1,316.6**	4.4	
Total assets		**3,998.1**	4,419.9	3,771.7
Non-current liabilities				
Financial liabilities				
– borrowings	11	**(897.6)**	(962.2)	(862.3)
– financial derivatives		**(3.3)**	(1.4)	(4.4)
Provisions for liabilities and charges		**(57.2)**	(26.4)	(26.5)
Retirement benefit obligations		**(173.1)**	(343.0)	(235.8)
Deferred tax liabilities		**(48.7)**	(130.4)	(49.7)
Trade and other payables		**(34.1)**	(133.6)	(114.8)
		(1,214.0)	(1,597.0)	(1,293.5)
Current liabilities				
Financial liabilities				
– borrowings	11	**(328.3)**	(388.2)	(185.0)
– financial derivatives		**(12.3)**	(5.8)	(4.9)
Provisions for liabilities and charges		**(60.1)**	(59.4)	(81.8)
Trade and other payables		**(385.5)**	(747.2)	(699.5)
Current tax payable		**(130.9)**	(145.4)	(144.1)
		(917.1)	(1,346.0)	(1,115.3)
Liabilities included within disposal groups	8	**(449.3)**		
Total liabilities		**(2,580.4)**	(2,943.0)	(2,408.8)
Net assets		**1,417.7**	1,476.9	1,362.9
Shareholders' equity				
Share capital		**143.3**	141.4	141.8
Share premium account		**265.6**	211.6	224.1
Own shares		**(7.0)**		
Revaluation reserve		**1.7**	1.7	1.7
Merger reserve		**234.8**	234.8	234.8
Retained earnings		**732.2**	884.5	734.0
Hedge reserve		**47.1**	2.9	26.5
Total shareholders' equity	13	**1,417.7**	1,476.9	1,362.9

Cash-flow statement (unaudited)

	Note	Period ended 3 February 2007 £m	Period ended 31 January 2006 (restated) £m	Period ended 5 August 2006 £m
Net cash inflow from operating activities	14	**190.5**	193.2	389.1
Cash-flows from investing activities				
Expenditure on capitalised development		**(52.8)**	(48.8)	(102.0)
Expenditure on other intangible assets		**(16.6)**	(16.5)	(25.1)
Purchases of property, plant and equipment		**(51.1)**	(49.3)	(111.2)
Disposal of property, plant and equipment		**1.4**	3.2	12.2
Additions to financial assets		**(0.3)**		
Acquisition of businesses		**(14.7)**	(32.8)	(54.2)
Disposals of businesses		**11.2**	5.0	8.3
Net cash-flow used in investing activities		**(122.9)**	(139.2)	(272.0)
Cash-flows from financing activities				
Proceeds from issue of ordinary share capital		**22.3**	14.6	27.3
Dividends paid to equity shareholders		**(122.3)**	(111.3)	(167.0)
Increase/(decrease) in other borrowings		**56.8**	32.5	(42.4)
Net cash-flow used in financing activities		**(43.2)**	(64.2)	(182.1)
Net increase/(decrease) in cash and cash equivalents		**24.4**	(10.2)	(65.0)
Cash and cash equivalents at beginning of period		**(51.1)**	11.9	11.9
Exchange differences		**2.6**	0.1	2.0
Cash and cash equivalents at end of period		**(24.1)**	1.8	(51.1)
Cash and cash equivalents at end of period comprise:				
– cash at bank and in hand		**268.4**	344.6	102.3
– deposits		**8.0**	15.3	18.3
– bank overdrafts		**(300.5)**	(358.1)	(171.7)
		(24.1)	1.8	(51.1)
Included in cash and cash equivalents per the balance sheet		**(25.6)**	1.8	(51.1)
Included in the assets of the disposal group		**1.5**		
		(24.1)	1.8	(51.1)

Notes to the accounts (unaudited)

1 Basis of preparation

The interim financial statements have been prepared in accordance with the Companies Act 1985 applicable to companies reporting under International Financial Reporting Standards (IFRSs) and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as adopted by the European Union in response to the IAS regulation (EC 1606/2002), under the historic cost convention modified to include revaluation of certain financial instruments. For Smiths Group plc there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

The financial information presented in these financial statements has been prepared in accordance with accounting policies used in the most recent financial statements, which are also expected to be followed in preparing the annual financial statements for the period ending 31 July 2007, and the Listing Rules of the FSA, except as noted below. These financial statements do not comply with the requirements of IAS 34.

Restatement

The 31 January 2006 consolidated income statement, consolidated balance sheet, changes in shareholders' equity and cash-flow statements have been restated to reflect the final accounting policies which were adopted in the 2006 year-end financial statements, the effect of which was to increase financial derivative assets by £1.3m, decrease financial derivative liabilities by £8.4m and increase shareholders' equity by £9.7m.

The consolidated income statement and cash-flow statement for the six months to 31 January 2006 have been restated to reflect a £2.5m reclassification from financing to operating profit, in respect of the treatment of administration costs for the pension schemes.

In addition, in accordance with IFRS, the Group has now included in the statement of recognised income and expense, for all periods presented, the deferred tax credit in respect of share-based payments.

Recent accounting developments

The Company has adopted the following developments and interpretations with effect from 6 August 2006.

IAS 39 – 'Financial Instruments : Recognition and measurement'
An amendment to IAS 39 requires financial guarantees to be initially recognised at fair value and remeasured at each balance sheet date. The effect on the interim financial statements is not material.

IFRIC 4 – 'Determining whether an arrangement contains a lease'
This interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with 'IAS 17 Leases'. The effect on the interim financial statements is not material.

IFRIC 8 – 'Scope of IFRS 2'
This interpretation clarifies that the accounting standard IFRS 2 'Share-based payment' applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The effect on the interim financial statements is not material.

IFRIC 9 – 'Re-assessment of embedded derivatives'
This interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 'Financial instruments: Recognition and measurement' and concludes that reassessment of an embedded derivative is prohibited unless there is a change in the terms of the contract that significantly modifies the cash-flows that otherwise would be required under the contract, in which case reassessment is required. The effect on the interim financial statements is not material.

IFRIC 10 – 'Interim financial reporting and impairment'
This interpretation addresses the apparent conflict between the requirements of IAS 34 'Interim financial reporting', and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. It states that any such impairment losses recognised in an interim financial statement may not be reversed in subsequent interim or annual financial statements. There was no effect on the interim financial statements.

Proposed disposal of Aerospace Division

Following the announcement, on 15 January 2007, of the proposed disposal of the Aerospace division and Times Microwave Systems, Inc., their activities have been designated a 'discontinued operation' within the terms of IFRS 5 'Non-current assets held for sale and discontinued operations' ('IFRS 5'). The results of the discontinued operations are shown on the face of the Consolidated Income Statement and the comparative figures have been restated to reflect the results of discontinued operations in those periods and to reallocate certain continuing costs previously allocated to the Aerospace division. The assets and liabilities of the discontinued operations are separately identified on the Consolidated Balance Sheet, although as prescribed by IFRS 5, no adjustment has been made to comparatives.

The interim financial statements were approved by the directors on 21 March 2007.

2 Analyses of revenue and operating profit by business segment

For management purposes, the ongoing Group is organised into three business segments – Detection, Medical and Specialty Engineering. These business segments are the basis on which the Group reports its primary segment information.

For reporting purposes, Specialty Engineering is analysed into two segments: John Crane and Specialty – Other.

Period ended 3 February 2007

			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty – Other £m	Total £m
Revenue	**182.0**	**347.0**	**251.9**	**240.3**	**1,021.2**
Headline operating profit	**27.3**	**60.4**	**31.2**	**29.3**	**148.2**
Exceptional operating items	**0.2**	**(5.1)**	**12.3**	**0.7**	**8.1**
Amortisation of acquired intangible assets	**(0.2)**	**(5.4)**	**(0.2)**	**(1.2)**	**(7.0)**
Financing losses	**(0.3)**	**0.4**	**0.1**	**(0.1)**	**0.1**
Operating profit	**27.0**	**50.3**	**43.4**	**28.7**	**149.4**
Net finance costs					**(12.4)**
Share of post-tax (losses)/profits of associated companies	**(1.0)**		**0.3**		**(0.7)**
Profit before taxation					**136.3**
Taxation					**(30.4)**
Profit for the period					**105.9**

Period ended 31 January 2006

			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty – Other £m	Total £m
Revenue	171.2	355.0	244.9	236.0	1,007.1
Headline operating profit	23.5	59.4	26.7	29.0	138.6
Exceptional operating items	5.3	(1.1)		(0.4)	3.8
Amortisation of acquired intangible assets	(0.1)	(5.5)		(0.5)	(6.1)
Operating profit	28.7	52.8	26.7	28.1	136.3
Net finance costs					(12.2)
Share of post-tax profits/(losses) of associated companies	(0.3)		0.4		0.1
Profit before taxation					124.2
Taxation					(31.3)
Profit for the period					92.9

Period ended 5 August 2006

			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty – Other £m	Total £m
Revenue	411.8	737.0	518.4	513.1	2,180.3
Headline operating profit	74.3	133.3	66.4	70.8	344.8
Exceptional operating items	5.4	(17.2)	5.6	(6.6)	(12.8)
Amortisation of acquired intangible assets	(0.4)	(11.2)	(0.3)	(1.1)	(13.0)
Financing losses	(0.3)	(0.6)	(0.4)	(0.5)	(1.8)
	79.0	104.3	71.3	62.6	317.2
Impairment of financial assets					(325.0)
Operating loss					(7.8)
Net finance costs					(28.4)
Share of post-tax (losses)/profits of associated companies	(1.5)		0.4		(1.1)
Loss before taxation					(37.3)
Taxation					(65.4)
Loss for the period					(102.7)

3 Headline profit measures

The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as 'headline', and is used by management to measure and monitor performance. Normal restructuring costs are charged against headline profits.

The following items have been excluded from the headline measure:

- exceptional operating items – see note 4;
- amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and
- other financing gains and losses – these represent the results of derivatives and other financial instruments which do not fall to be hedge accounted under IAS 39 and do not form part of the Group's financing strategy. These items are included either within operating profit or profit before taxation depending on the nature of the transaction. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

4 Exceptional operating items

Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately within the line 'exceptional operating items'. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

- profits/(losses) on disposal of businesses;
- spend on the integration of significant acquisitions; and
- significant goodwill or other asset impairments.

An analysis of the items presented as exceptional in these financial statements is given below:

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Integration of acquisitions	**(5.0)**	(2.7)	(18.7)
Class action settlement			(12.2)
Profit on disposal of businesses (note 7)	**14.5**	6.5	18.1
Commutation of insurance policies (note 15)	**42.9**		
Provision for litigation (note 12)	**(44.3)**		
	8.1	3.8	(12.8)

Restructuring costs in connection with the integration of Medex amounting to £5.0m (2006: £2.7m) have been incurred in the period.

John Crane, Inc. has commuted certain insurance policies and received £42.9m in cash for the period. At the same time, it has established a litigation provision in the sum of £44.3m (see note 15).

5 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the Parent Company by the average number of ordinary shares in issue during the period.

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Profit/(loss) for the period			
– continuing	**105.9**	92.9	(102.7)
– total	**149.0**	133.5	24.2
Average number of shares in issue during the period	**569,049,918**	564,601,013	565,359,484

Diluted earnings per share are calculated by dividing the profit attributable to equity shareholders by 571,928,823 (period ended 31 January 2006: 567,972,202; period ended 5 August 2006: 569,733,560) ordinary shares, being the average number of ordinary shares in issue during the period, adjusted by the dilutive effect of share options.

5 Earnings per share continued

A reconciliation of basic earnings per share – continuing and headline earnings per share – continuing is as follows:

	Period ended 3 February 2007 Continuing operations £m	**EPS (p)**	Period ended 31 January 2006 Continuing operations £m	EPS (p)	Period ended 5 August 2006 Continuing operations £m	EPS (p)
Attributable to equity shareholders of the Parent Company	**105.9**	**18.6**	92.9	16.5	(102.7)	(18.2)
Exclude						
– integration of acquisitions	**5.0**		2.7		18.7	
– disposal of businesses	**(14.5)**		(6.5)		(18.2)	
– insurance commutation	**(42.9)**					
– asbestos litigation provision	**44.3**					
– class action settlement					12.2	
– impairment of financial asset					325.0	
– amortisation of acquired intangible assets	**7.0**		6.1		13.0	
– financing gains						
charged to administrative expenses	**(0.1)**				2.8	
charged to financing	**(1.1)**		(1.9)		(0.5)	
	(2.3)		0.4		353.0	
– less tax	**(4.4)**		(1.1)		(15.5)	
	(6.7)	**(1.2)**	(0.7)	(0.2)	337.5	59.7
Headline	**99.2**	**17.4**	92.2	16.3	234.8	41.5
Headline EPS – diluted (p)		**17.3**		16.2		41.2

6 Acquisitions

During the period, the Company made a number of acquisitions, including the issued share capital of Tecnicas Medicas MAB, SA, on behalf of Medical.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in subsequent periods.

All acquisitions are wholly owned. Goodwill and net assets in respect of prior year acquisitions have been adjusted by £0.8m as a result of finalising their attributable fair values.

	Date of acquisition	Consideration £m	Goodwill £m	Net assets £m
Businesses acquired				
Tecnicas Medicas	1 December 2006	11.7	8.6	3.1
Other		3.6	2.9	0.7
		15.3	11.5	3.8
Consideration				
– paid during the period		15.3		

7 Disposals

The most significant disposal transaction during the period was the sale of the Group's bearing lubrication business to AB SKF. Additional costs and provision releases relating to prior year disposals amounted to £1.2m.

	Consideration (net of costs) £m	Net assets £m	Profit on disposal £m
Businesses sold	15.2	1.9	13.3

8 Discontinuing operations and assets held for sale

On 15 January, 2007, the Company announced its intention to sell its Aerospace operations to General Electric Company for consideration of $4.8bn. The disposal is expected to complete in the second half of 2007 and, as a consequence, the assets and liabilities being sold have been disclosed as held for sale in the Consolidated Balance Sheet. The post-tax result of the Aerospace operations has been separately disclosed as a discontinuing operation in the consolidated income statement. In the cash-flow statement, the operating cash-flows of the Aerospace Group have been aggregated with those of the continuing operations, but are disclosed separately in the note below.

Financial information for the Aerospace operations after Group eliminations is presented below.

Profit after taxation of discontinuing operations

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Revenue	**614.1**	582.4	1,342.6
Cost of sales	**(428.7)**	(418.1)	(946.0)
Gross profit	**185.4**	164.3	396.6
Sales and distribution costs	**(19.4)**	(17.9)	(37.8)
Administrative expenses	**(88.1)**	(92.1)	(190.4)
Operating profit	**77.9**	54.3	168.4
Finance costs	**(18.5)**	0.5	1.3
Profit before taxation	**59.4**	54.8	169.7
Taxation	**(16.3)**	(14.2)	(42.8)
Profit for the period	**43.1**	40.6	126.9
Earnings per share from discontinuing operations – pence			
– basic	**7.6p**	7.1p	22.5p
– diluted	**7.6p**	7.1p	22.2p

Cash-flows of discontinuing operations

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Operating activities	**54.5**	109.9	250.1
Investing activities	**(77.0)**	(74.5)	(148.1)
Financing activities	**1.1**	0.2	3.0
	(21.4)	35.6	105.0

Assets classified as held for sale and disposal groups

	3 February 2007 £m	31 January 2006 £m	5 August 2006 £m
Disposal group			
Intangible assets	**531.6**		
Property, plant and equipment	**216.5**		
Financial derivatives	**13.4**		
Inventories	**296.8**		
Trade and other receivables	**256.0**		
Cash and cash equivalents	**2.3**		
	1,316.6		
Non-current assets held for sale		4.4	
Total assets classified as held for sale and assets of disposal groups	**1,316.6**	4.4	
Disposal group			
Financial liabilities			
– borrowings	**(5.4)**		
– financial derivatives	**(3.2)**		
Provisions for liabilities and charges	**(20.5)**		
Retirement benefit obligations	**(22.4)**		
Deferred tax liabilities	**(5.8)**		
Trade and other payables	**(379.4)**		
Current tax payable	**(12.6)**		
	(449.3)		

8 Discontinuing operations and assets held for sale continued

The assets and liabilities of the disposal group as at 3 February 2007 are required to be separately disclosed as per the note above. However, there is no requirement to restate prior year assets and liabilities. The non-current assets held for sale at 31 January 2006 comprise the assets of a subsidiary company disposed of in the second half of the period ended 5 August 2006. In addition to the £22.4m of retirement benefit obligations shown above, which relates to US employees, the arrangements for the disposal allow for UK employees to opt for transfer from the UK funded pension schemes. The above assets and liabilities reflect an estimated £156m of liability to be transferred in this respect, matched by equivalent assets.

9 Intangible assets

	Goodwill £m	Development costs £m	Acquired intangibles (see below) £m	Other £m	Total £m
Cost					
At 6 August 2006	1,241.6	293.7	139.1	112.5	1,786.9
Exchange adjustments	(26.6)	(2.0)	(3.6)	(1.7)	(33.9)
Reclassification from property, plant and equipment				1.9	1.9
Transfers to assets held for sale (note 1)	(299.5)	(282.8)	(10.4)	(50.0)	(642.7)
Business combinations	11.5		0.3		11.8
Adjustments to prior year acquisitions	0.8		(0.9)		(0.1)
Additions at cost		34.3		8.0	42.3
At 3 February 2007	927.8	43.2	124.5	70.7	1,166.2
Amortisation					
At 6 August 2006	133.7	39.5	20.2	62.9	256.3
Exchange adjustments	(2.3)	(0.6)	(0.6)	(1.1)	(4.6)
Reclassification from property, plant and equipment				1.6	1.6
Transfers to assets held for sale (note 1)	(55.8)	(33.9)	(4.7)	(27.2)	(121.6)
Charged (note 2)		5.4	7.2	3.0	15.6
At 3 February 2007	75.6	10.4	22.1	39.2	147.3
Net book value					
At 3 February 2007	852.2	32.8	102.4	31.5	1,018.9
At 5 August 2006	1,107.9	254.2	118.9	49.6	1,530.6

In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trademarks £m	Technology £m	Customer relationships £m	Total £m
Cost				
At 6 August 2006	38.9	58.6	41.6	139.1
Exchange adjustments	(1.1)	(1.6)	(0.9)	(3.6)
Transfers to assets for sale (note 1)			(10.4)	(10.4)
Business combinations	0.3			0.3
Adjustments to prior year acquisitions	0.5	0.2	(1.6)	(0.9)
At 3 February 2007	38.6	57.2	28.7	124.5
Amortisation				
At 6 August 2006	3.4	6.9	9.9	20.2
Exchange adjustments	(0.1)	(0.3)	(0.2)	(0.6)
Transfers to assets for sale (note 1)			(4.7)	(4.7)
Charged (note 2)	1.0	2.8	3.4	7.2
At 3 February 2007	4.3	9.4	8.4	22.1
Net book value				
At 3 February 2007	34.3	47.8	20.3	102.4
At 5 August 2006	35.5	51.7	31.7	118.9

Note 1

The transfer to 'assets held for sale' was made prior to 3 February 2007 and, hence, the amounts shown do not reflect the net book value of intangible assets at 3 February (see note 8 to the accounts).

Note 2

The amortisation charge represents the charge for continuing operations, and discontinuing operations for the period prior to becoming a disposal group.

10 Non-current financial assets

	3 February 2007 £m	31 January 2006 £m	5 August 2006 £m
TI Automotive Limited preference shares		325.0	
Other trade investments	**0.7**	3.6	0.8
	0.7	328.6	0.8

11 Cash and borrowings

This note sets out the calculation of net debt, a measure considered important in explaining our financing position. As shown below, IAS 39 requires that the carrying value of borrowing includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is a non-GAAP measure and is stated before these valuation adjustments.

Continuing operations	3 February 2007 £m	31 January 2006 £m	5 August 2006 £m
Cash and cash equivalents			
Net cash and deposits (note 1)	**274.1**	359.9	120.6
Short-term borrowings			
Bank overdrafts (note 1)	**(299.7)**	(365.2)	(177.7)
Bank loans	**(5.9)**		
Other loans	**(3.1)**		
	(308.7)	(365.2)	(177.7)
Long-term borrowings			
One to two years	**(0.3)**	(0.4)	(0.5)
Two to five years	**(614.2)**	(663.6)	(575.6)
After five years	**(285.9)**	(300.5)	(290.0)
	(900.4)	(964.5)	(866.1)
Borrowings	**(1,209.1)**	(1,329.7)	(1,043.8)
Net debt	**(935.0)**	(969.8)	(923.2)
Borrowings – valuation adjustments			
Interest accrual	**(19.6)**	(23.0)	(7.3)
Fair value of swapped debt	**2.8**	2.3	3.8
Total borrowings per balance sheet	**(1,225.9)**	(1,350.4)	(1,047.3)

Total cash and borrowings, including that disclosed as part of the disposal group, as at 3 February 2007 is as follows:

	Cash and cash equivalents £m	Net debt £m	Total borrowings £m
Continuing operations	274.1	(935.0)	(1,225.9)
Disposal group (note 8)	2.3	(3.1)	(5.4)
	276.4	(938.1)	(1,231.3)

Note 1
IAS 32 requires that cash and overdraft balances within cash pooling systems be reported gross on the balance sheet. The gross up included above amounted at 3 February 2007 to £243.5m (31 January 2006: £316.1m; 5 August 2006: £83.6m).

12 Provision for liabilities and charges

As stated in note 15, John Crane, Inc ('John Crane') is one of many defendants in litigation relating to products previously manufactured which contained asbestos. Until recently, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane has secured the commutation of certain insurance policies in respect of product liability and, as explained in note 4, has accounted for the proceeds as other operating income. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. This year, John Crane has established a provision to meet such costs amounting to £44m.

The provision is based on assessment of the probable costs of defending known and expected future cases to the extent that such costs can be reliably estimated. At present, the provision equates to approximately four years of gross spend in respect of defence costs, assuming an annual level of spend of some £12m. Although it is anticipated that asbestos-related claims may need to be defended for a longer period, the directors have concluded at this point that no reliable estimate of the future exposure can be quantified beyond a four year period.

The provision established is a discounted pre-tax provision and is equivalent to an expected expenditure of £50m in future cash-flows; the discount rate used is 5.1%, being the risk-free rate faced on US debt instruments. The discount of £6m will unwind through the income statement in future years.

No account has yet been taken of recoveries from insurers as these recoveries are not, at present, sufficiently certain. Any such recoveries will be credited to the income statement in the period in which they are received.

The recognition of the above provision is part of an ongoing assessment of John Crane's asbestos exposures, and the methodologies and calculations set out above will be reconsidered regularly to ensure that they remain appropriate. There may, therefore, be changes in the level of provision recognised as more information about the exposures is received, or as future events occur.

13 Changes in shareholders' equity

	Period ended 3 February 2007 £m	Period ended 31 January 2006 (restated) £m	Period ended 5 August 2006 £m
Changes in shareholders' equity			
At beginning of period	**1,362.9**	1,486.7	1,486.7
Profit for the period	**149.0**	133.5	24.2
Share-based payment	**8.2**	3.5	14.5
Deferred tax benefit thereon	**2.7**	0.5	(2.6)
Dividends paid to equity shareholders	**(122.3)**	(111.3)	(167.0)
New share capital subscribed	**43.0**	14.6	27.3
Purchase of own shares	**(7.0)**		
Exchange losses	**(51.1)**	(1.7)	(113.1)
Taxation recognised on exchange losses			(7.4)
Fair value gains/(losses)			
– on cash-flow hedges	**7.2**	2.6	12.7
– on net investment hedges	**13.4**	(0.1)	17.1
Actuarial gains and losses on retirement benefit schemes	**17.5**	(73.4)	94.5
Deferred taxation benefit thereon	**(5.8)**	22.0	(24.0)
At end of period	**1,417.7**	1,476.9	1,362.9

14 Cash-flows from operating activities

	Note	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Profit/(loss) before taxation – continuing operations		**136.3**	124.2	(37.3)
Profit before taxation – discontinued operations		**59.4**	54.8	169.7
		195.7	179.0	132.4
Net interest payable		**30.3**	27.0	54.2
Financing (gains)/losses				
– charged to administrative expenses		**(0.1)**		2.8
– charged to financing		**18.2**	(1.7)	0.5
Share of post-tax profit/(loss) from associate		**0.7**	(0.1)	1.1
Other finance income – retirement benefits		**(17.7)**	(13.6)	(27.6)
Impairment of financial asset				325.0
		227.1	190.6	488.4
Amortisation of intangible assets	9	**15.6**	16.4	39.6
Provision against non-current investment		**0.3**		
Profit on disposal of property, plant and equipment		**(0.7)**		(4.4)
Profit on disposal of business		**(8.5)**	(4.8)	(16.4)
Depreciation of property, plant and equipment		**31.9**	40.4	81.0
Share-based payment expense		**9.5**	5.0	16.3
Retirement benefits		**3.5**	3.8	(61.5)
(Increase) in inventories		**(71.4)**	(49.6)	(34.8)
Decrease/(increase) in trade and other receivables		**20.1**	76.5	(35.6)
Increase/(decrease) in trade and other payables		**24.2**	(9.8)	70.7
Cash generated from operations		**251.6**	268.5	543.3
Interest		**(15.5)**	(12.0)	(49.5)
Tax paid		**(45.6)**	(63.3)	(104.7)
Net cash inflow from operating activities		**190.5**	193.2	389.1

15 Contingent liabilities

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 136,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 154,500 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 63 cases, amounting to awards of some US$55.4m over the 28 year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and the scale of future awards is accordingly unquantifiable. As explained in note 12, a provision for the legal costs of defending asbestos claims has, however, been established in the period and charged in the Income Statement.

16 Dividends

An interim dividend of 10.5p per share (2006: 9.85p) has been declared and will be paid on 27 April 2007 to holders of all ordinary shares whose names are registered at close of business on 30 March 2007. The dividend has not been accrued at 3 February 2007 in accordance with IFRS.

17 Comparative figures

This financial information does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985.

Figures relating to the period ended 5 August 2006 are abridged. Full accounts of Smiths for that period, prepared under IFRS, have been reported on by the auditors and delivered to the Registrar of Companies. The report of the auditors was not qualified and did not contain statements under Section 237(2) or 237(3) of the Companies Act 1985.

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Auditors
PricewaterhouseCoopers LLP

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

You can find
our corporate
responsibility
report at:
www.smiths.com/responsibility







END